 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-268150

Supplement dated November 9, 2023
To Prospectus Supplement dated November 4, 2022
(To Prospectus dated November 3, 2022)

Global Net Lease, Inc.
Up to $285,000,000 of Shares
of Common Stock

This supplement (this “Supplement”) supplements the prospectus supplement, dated November 4, 2022 (the “Prospectus Supplement”), relating to the offer and sale of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Global Net Lease, Inc. (the “Company”) from time to time through the agents named therein, acting as the Company’s sales agents, or directly to one or more of the agents, acting as principal, in any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, by means of ordinary brokers transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, including block transactions. This Supplement should be read in conjunction with the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect the amendment of the equity distribution agreement pursuant to which the offering is being conducted (as amended, the “Equity Distribution Agreement”) to revise the list of agents named in the Prospectus Supplement and the Equity Distribution Agreement to add Truist Securities, Inc. and to remove Comerica Securities, Inc.

Accordingly, each reference in the Prospectus Supplement to the term “Agent” or “Agents” in the Prospectus Supplement is hereby amended to add Truist Securities, Inc. and to remove Comerica Securities, Inc.

In addition, the section “Plan of Distribution (Other Relationships)” of the Prospectus Supplement is hereby amended by replacing the first paragraph under the subheading “Plan of Distribution (Conflicts of Interest)-Other Relationships” with the following:

“Affiliates of BMO Capital Markets Corp., KeyBanc Capital Markets Inc., B. Riley Securities, Inc., Capital One Securities, Inc., Citizens JMP Securities, LLC, SMBC Nikko Securities America, Inc., Truist Securities, Inc., Huntington Securities, Inc., Mizuho Securities USA LLC, Barclays Capital Inc., SG Americas Securities, LLC, Ladenburg Thalmann & Co. Inc., UBS Securities LLC, and Synovus Securities, Inc. are lenders under our Credit Facility, and accordingly, will receive net proceeds from this offering to the extent that we use any net proceeds to repay borrowings under our Credit Facility. In addition, the Agents or their affiliates may receive net proceeds from this offering to the extent we use any net proceeds to repay any of our other indebtedness that may be held by any of the Agents or their respective affiliates from time to time. BMO Capital Markets Corp. acted as joint lead arranger and bookrunner for, and an affiliate of BMO Capital Markets Corp. is administrative agent and a lender under our Credit Facility. Furthermore, affiliates of BMO Capital Markets Corp. and B. Riley Securities, Inc. or their affiliates were agents under our prior Series A Preferred Stock “at the market” program and affiliates of BMO Capital Markets Corp., B. Riley Securities, Inc., KeyBanc Capital Markets Inc., Ladenburg Thalmann & Co. Inc. and Barclays Capital Inc. or their affiliates are agents under our Series B Preferred Stock “at the market” program. In addition, affiliates of B. Riley Securities, Inc., BMO Capital Markets Corp. and Ladenburg Thalmann & Co. Inc. or their affiliates acted as representatives for the several underwriters with respect to the underwritten offering of our Series B Preferred Stock and KeyBanc Capital Markets Inc. acted as an underwriter thereunder. In the ordinary course of their various business activities, the Agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and any investment and trading activities may involve or relate to assets, securities or instruments of ours (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with us. Some or all of the Agents or their affiliates have provided and in the future may provide investment banking, commercial banking or other financial services, including providing credit facilities or other borrowings, to us in the ordinary course of business for which they have received and may in the future receive compensation. The Agents and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of our assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in our assets, securities and instruments.”

In addition, the list of Agents on the front cover page of the Prospectus Supplement is hereby amended and restated as follows:

BMO Capital Markets

KeyBanc Capital Markets	B. Riley Securities	Capital One Securities
JMP Securities	SMBC Nikko	Truist Securities
A CITIZENS COMPANY
Huntington Capital Markets	Mizuho	Barclays

SOCIETE GENERALE	Ladenburg Thalmann	UBS Investment Bank	Synovus

In addition, the list of Agents on the back cover page of the Prospectus Supplement is hereby amended and restated as follows:

BMO Capital Markets

KeyBanc Capital Markets

B. Riley Securities

Capital One Securities

JMP Securities
A CITIZENS COMPANY

SMBC Nikko

Truist Securities

Huntington Capital Markets

Mizuho

Barclays

SOCIETE GENERALE

Ladenburg Thalmann

UBS Investment Bank

Synovus